     Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”) Suite 2300 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

July 31, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on July 31, 2008

Item 4.	Summary of Material Changes

On July 31, 2008, NovaGold announced the sale of its NovaGreenPower subsidiary to AltaGas Ltd. for up to $40 million.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

NovaGold has sold 100% of its NovaGreenPower subsidiary for up to $40 million to AltaGas Ltd., a Calgary based energy infrastructure company. NovaGreenPower owns several development-stage run-of-river hydroelectric projects located in northwest British Columbia. The transaction closed on July 31, with payment to NovaGold of $35 million on closing and an additional $5 million subject to completion of certain conditions by February 15, 2009.

Doug Brown, Acting President of NovaGreenPower and VP Business Development of NovaGold, Dan Woznow, VP Operations of NovaGreenPower, and the other members of the NovaGreenPower team will transition to employment with AltaGas.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders Vice President, Finance & Corporate Secretary Telephone: (604) 669-6227 Fax: (604) 669-6272

Item 9.	Date of Report

August 8, 2008